UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2023 (December 15, 2023)

RMG ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40013	98-1574120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

57 Ocean, Suite 403 5775 Collins Avenue Miami Beach, Florida	33140
(Address of principal executive offices)	(Zip Code)

(786) 359-4103
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	RMGCU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	RMGC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	RMGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

As previously disclosed, on May 9, 2023, RMG Acquisition Corp. III, a blank check company incorporated as a Cayman Islands exempted company limited by shares (“RMG III”), entered into an Agreement and Plan of Merger (the “Existing Merger Agreement”) with H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”). Capitalized terms not otherwise defined herein will have the meaning given to them in the Merger Agreement (as defined below).

On December 15, 2023, RMG III and H2B2 entered into that certain Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment” and, the Existing Merger Agreement, as amended by the Merger Agreement Amendment, the “Merger Agreement”), which amends certain terms of the Existing Merger Agreement to, among others, reflect the following amendments:

•          Base Purchase Price. Removal of the definition of Base Purchase Price.

•          Closing Date Purchase Price. Amendment to the definition of Closing Date Purchase Price to a fixed purchase price of $400,000,000.

•          AVR Option Amount. Removal of the AVR Option Amount from the calculation of the Closing Date Purchase Price and Minimum Investment Amount as a result of the agreement between the current Chairman of the Board of Directors of H2B2, Mr. Vázquez, and H2B2 to delay the exercise of Mr. Vázquez’s option to acquire up to 68,966 shares of Company Common Stock, to after closing of the Merger.

•          Minimum Investment Amount. Reduction of the Minimum Investment Amount from $40,000,000 to $30,000,000.

•          10% Premium. Removal of the ten percent (10%) premium to the Closing Date Purchase Price in the event that the Capital Raise Amount exceeded $15,000,000 from the definition of Closing Date Purchase Price.

•          Minimum Net Tangible Assets Condition. Removal of the condition precedent to closing of the Merger that RMG III will have at least $5,000,001 of net tangible assets upon closing of the Merger (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

•          Conversion of RMG III Class B Ordinary Shares. Amendment to the definition of Founder Consideration Shares and other related sections of the Merger Agreement to reflect the planned partial conversion by Sponsor of certain RMG III Class B Ordinary Shares into RMG III Class A Ordinary Shares prior to closing of the Merger.

•          Warrant Amendment. Amendment to the covenant relating to the Warrant Amendment to clarify that RMG III will, following its execution, cause, in connection with the Closing, each of the then outstanding Public Warrants and Private Placement Warrants to represent the right to receive up to 0.075 shares of Surviving Corporation Common Stock.

•          Director Nominees. Amendment to the covenant relating to the composition of the Surviving Corporation Board to provide that, immediately following the Effective Time, the Surviving Corporation Board will consist of nine (9) directors, which will initially include (i) six (6) director nominees, each of whom will be independent directors for the purposes of Nasdaq, five (5) of whom to be designated by H2B2 and one (1) of whom to be designated by RMG III, and (ii) three (3) director nominees to be designated by H2B2.

Other than as expressly modified by the Merger Agreement Amendment, the Existing Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by RMG III with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, remains in full force and effect. A copy of the Merger Agreement Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference, and the foregoing description of the Merger Agreement Amendment and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including exhibits attached hereto, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, including exhibits attached hereto, RMG III makes no admission as to the materiality of any information in this Current Report on Form 8-K.

Important Information and Where to Find It

This Current Report on Form 8-K relates to the proposed business combination between RMG III and H2B2 (such proposed business combination, the “Business Combination”). In connection with the Business Combination, RMG III has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (as amended from time to time, the “Proxy Statement/Prospectus”). A definitive proxy statement/prospectus will be mailed to RMG III’s shareholders as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG III’s shareholders in connection with the Business Combination. RMG III has also filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF RMG III, AND OTHER INTERESTED PERSONS, ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION, RMG III AND H2B2.

Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by RMG III through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG III may be obtained free of charge from RMG III’s website at www.rmgacquisition.com/rmgiii.

Participants in the Solicitation

RMG III, H2B2 and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG III’s shareholders in connection with the Business Combination. Information about RMG III’s directors and executive officers and their ownership of RMG III’s securities is set forth in RMG III’s filings with the SEC, including RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement/Prospectus regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document and the information contained herein do not constitute or form part of, and should not be construed as, (i) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, (ii) a solicitation of a proxy, consent, vote of approval or authorization in any jurisdiction with respect to any securities or the Business Combination or (iii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. There shall not be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. All statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements.. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative of these terms or other similar expressions, although not all forward-looking statements are identified by these terms or expressions and the absence of such words does not mean that a statement is not forward-looking.. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (a) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of RMG III’s securities; (b) the risk that the Business Combination may not be completed by RMG III’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by RMG III; (c) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption by the shareholders of RMG III of the Merger Agreement and the receipt of certain governmental and regulatory approvals; (d) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (e) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (f) the effect of the announcement or pendency of the Business Combination on H2B2’s business relationships, performance, and business generally; (g) risks that the Business Combination disrupts current plans of H2B2 or diverts management’s attention from H2B2’s ongoing business operations and potential difficulties in H2B2 employee retention as a result of the Business Combination; (h) the outcome of any legal proceedings that may be instituted against H2B2, RMG III or their respective directors or officers related to the Merger Agreement or the Business Combination; (i) the amount of the costs, fees, expenses and other charges related to the Business Combination; (j) the ability to maintain the listing of RMG III’s securities on the Nasdaq Capital Market; (k) the price of RMG III’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which H2B2 operates or plans to operate; (l) variations in performance across competitors; (m) changes in laws and regulations affecting H2B2’s business and changes in the combined capital structure; (n) the ability to implement business plans, forecasts, and other expectations after the closing of the Business Combination, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders; (o) the ability of RMG III to issue equity or equity-linked securities in connection with the Business Combination or in the future; (p) the risk of downturns in the renewable energy industry; (q) variations in demand for green hydrogen; (r) the possibility that H2B2 may be adversely affected by other economic, business, and/or competitive factors; and (s) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and Israel and Gaza. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RMG III’s registration statement on Form S-4, the Proxy Statement/Prospectus contained therein, RMG III’s Annual Report on Form 10-K, RMG III’s Quarterly Reports on Form 10-Q and other documents filed by H2B2 or RMG III from time to time with the SEC. The risks and uncertainties described in such filings as well as other factors may cause actual events, results or performance to be materially different from those expressed or implied in the forward-looking statements or H2B2’s estimates and beliefs, and H2B2 may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, including but not limited to the matters referred to as part of H2B2’s expectations, plans and projects. Forward-looking statements are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable law, H2B2 and RMG III assume no obligation and do not intend to update or revise any information contained herein, including, but not limited to, any forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H2B2 nor RMG III gives any assurance that either H2B2 or RMG III will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by H2B2 or RMG III or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 15, 2023, by and between RMG Acquisition Corp. III, and H2B2 Electrolysis Technologies, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 18, 2023

RMG ACQUISITION CORP. III

By:	/s/ Robert S. Mancini
Name:	Robert S. Mancini
Title:	Chief Executive Officer